Exhibit 99.2

VimpelCom appoints Andrew Davies as Group CFO

Amsterdam (August 7, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading provider of telecommunications services, today announces the appointment of Andrew Davies as Group Chief Financial Officer and member of the Group Executive Board, succeeding Henk van Dalen.

Andrew Davies is currently employed by Vodafone, where he holds the position of Chief Financial Officer (“CFO”) of Verizon Wireless. Andrew will join VimpelCom when he has concluded his responsibilities at Vodafone, which will be no later than January 1 2014.

In the interim period between Henk’s contract end on August 31 2013 and Andrew joining VimpelCom, Henk has agreed to fulfill the Group CFO role on an interim basis to secure a seamless handover of responsibilities.

Andrew Davies previously held a number of senior financial roles within Vodafone Group prior to his appointment at Verizon Wireless, latterly as CFO of Vodafone India and Vodafone Turkey and including positions in Vodafone UK and Vodafone Japan. Prior to joining Vodafone in 2003, Andrew was CFO of Singlepoint (4U), which was acquired by Vodafone in 2003, and held positions with Honeywell Inc and the General Electric Company after starting his career with KPMG in 1987.

Jo Lunder, Chief Executive Officer of VimpelCom, commented: “I am delighted to be announcing Andrew’s appointment as CFO of VimpelCom. His stature, knowledge and his wide experience of our sector in many differing markets will be a substantial asset to the Group, as we develop the business and execute on our strategy.

I would also like to reiterate our gratitude to Henk van Dalen for his time with VimpelCom. Henk’s leadership has been a key component in the formation of the Group Headquarters in Amsterdam and the integration of the Wind Telecom businesses acquired in 2011. He leaves with our best wishes for his future endeavors.”

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)